Mail Stop 4561

November 13, 2007

Alton E. Yother
Chief Financial Officer
Regions Financial Corporation
1900 Fifth Avenue North
Birmingham, Alabama 35203

> **RE:** **Regions Financial Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 1, 2007**
> **File No. 000-50831**

Dear Mr. Yother,

We have reviewed your letter dated on October 18, 2007 and have the following comments. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosures. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management Discussion and Analysis

GAAP to Non-GAAP Reconciliation, page 39

We note your response to comment 1 from our letter dated October 4, 2007.

1. You state that management utilizes the non-GAAP performance measures for monthly financial performance reporting including segments and to evaluate the business. We also note that you include merger charges in the "Other" segment

for segment reporting. As such, the aggregate net income measure excluding merger costs does not appear in your segment footnote presentation.

2. By excluding merger-related charges, it appears that you are in effect smoothing earnings by excluding a recurring item. Please revise future filings to specifically disclose that your non-GAAP financial measure of net income does not represent the amount that effectively accrues directly to shareholders' benefit.

3. Your proposed disclosure does not specifically state how management uses return on average assets excluding merger charges and return on average equity excluding merger charges. Please remove these non-GAAP measures or revise your disclosure to specifically address how they are utilized by management and in what way they provide meaningful information to investors.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide a draft of your proposed disclosures and provide any requested information. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or me at (202) 551-3437 if you have questions regarding our comments.

Sincerely,

Michael C. Volley
Senior Accountant